Transcription of Rocket Fuel CEO E. Randolph Wootton III's Recorded Remarks to Rocket Fuel Employees, March 2, 2016:

What I'm talking about is an option exchange program. OK? An option exchange program is for people who have options where the price of the option is higher than the current market value. I am pleased to announce that our Board of Directors has authorized management to take preliminary steps to implement a stock option exchange program. This voluntary one-time program will allow eligible employees the opportunity to exchange a certain number of outstanding underwater stock options for a lesser number of stock options at a ratio to be determined closer to the time of the program.  I am not eligible for this program, which is appropriate. Subject to our Board’s approval of the final terms of the exchange program, we expect the program will begin in May 2016. Like any future program that we intend to offer, we cannot guarantee that we will proceed with the exchange program. Got it? Until the launch date is finalized and the program begins, there is nothing you need to do. Please see the information published on the slide. Right there. You will need to review the offer materials when available for important information. We will make these materials available to you, and you also can download these materials from the SEC for free.